Filed by Cantor Equity Partners I, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners I, Inc.

Commission File No. 001-42464

BSTR Holdings, Inc.

Date: March 20, 2026

As previously disclosed, on July 16, 2025, Cantor Equity Partners I, Inc. (“CEPO”), a Cayman Islands exempted company, and BSTR Holdings, Inc., a Delaware corporation (“Pubco”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with BSTR Intermediate, a Cayman Islands exempted company (“CEPO Merger Sub”), BSTR Holdings (Cayman), a Cayman Islands exempted company (the “Seller”), BSTR Newco, LLC, a Delaware limited liability company and a wholly owned subsidiary of the Seller (“Newco”), PEMS Sub A, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO (“CEPO Subsidiary A”), PEMS Sub B, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary A (“CEPO Subsidiary B”) and PEMS Merger Sub C, Inc., a Delaware corporation and a wholly owned subsidiary of CEPO Subsidiary B.

On March 13, 2026, Sean Bill, Chief Investment Officer of Pubco, had an interview with the NYSE. The interview was published on YouTube on March 13, 2026. The transcript of the interview is set forth below.

TRANSCRIPT OF THE OF DISCUSSION BETWEEN ASHLEY MASTRONARDI AND SEAN BILL, PUBLISHED ON YOUTUBE ON MARCH 13, 2026

Ashley Mastronardi (NYSE Live): Bitcoin Standard Treasury Company says it aims to maximize the value of Bitcoin. And joining me now to share how is Sean Bill. He is the co-founder and CIO of Bitcoin Standard Treasury Company. Bill, welcome.

Sean Bill: Hi, Ashley. Great to be with you this morning. Thanks for having me.

Ashley Mastronardi: So great to have you. What is the function of a Bitcoin treasury?

Sean Bill: Well, Bitcoin treasury is about strategically allocating capital of Bitcoin as a long-term reserve asset. It allows a company to preserve value in a scarce global asset while maintaining exposure to the upside and growth of the Bitcoin network. So, at its core, it’s really a balance sheet strategy that combines capital preservation with long-term upside potential of Bitcoin.

Ashley Mastronardi: And what sets you apart or makes you unique from other Bitcoin treasuries?

Sean Bill: Well, you know, we think that what makes us different is our active management strategy. So, I think, you know, we were the first one to come out with the idea that we want to use Bitcoin as an asset and try to capture yield and alpha from that asset. And so, you know, we’re actually looking to kind of take Bitcoin to the next level and have it as a actively managed asset within a treasury company.

Ashley Mastronardi: All right. We’ve seen some volatility in the Bitcoin space recently. How is your company perceiving it?

Sean Bill: Well, you know, Bitcoin is kind of a, a cyclical asset and, uh, it does have a lot of short-term variation as we’ve all seen. You know, we went from 120, 126, at, in October 6 highs down to about 60,100, uh, at the lows here. Um, so, you know, we try to be a very long-term focused player in the space, and we try to use that to our advantage. So, we’ll be going public in April and, you know, sometimes it’s better to be, you know, lucky than smart. Uh, the timing for us is working out really well. Most of our competitors entered the space at when Bitcoin was over 100,000, and we're, we’re hopeful that we'll be able to enter in the 60s, maybe the 70s.

Ashley Mastronardi: Great. And how does current policy contribute to Bitcoin adoption?

Sean Bill: Well, we’ve definitely seen, you know, an evolution of the, you know, the acceptance of Bitcoin within the financial markets and within government policy. So when I first, uh, proposed a 1 to 3% allocation to Bitcoin in 2019, people looked at you like you had three heads. This was a public pension plan in California. We were the first US pension to put Bitcoin on the balance sheet. Uh, now, five years later, six years later, you see BlackRock is recommending a 2% allocation. Morgan Stanley’s recommended an allocation. Merril Lynch has recommended an allocation. So we think it’s moving to a much more broader acceptance and really that’s what will fuel Bitcoin’s growth. It’s, you know, adoption, infrastructure development, and institutional participation.

Ashley Mastronardi: Why do you think it’s seeing more integration with mainstream finance? What do you think has changed?

Sean Bill: Well, I think, uh, it’s, you know, it’s, it’s becoming better understood. I think it’s still very early days in Bitcoin, and we’ve, you know, Bitcoin, uh, is, you know, came on the scene in 2009 and, you know, it’s basically a teenager, so it’s still really, really early in the Bitcoin ecosystem development. Uh, but now you have, uh, Wall Street analysts, the government of course with the Genius Act and Clarity Act, which, you know, we’ll talk about later, uh, all coming in and giving a little more structure, a little more regulatory framework, and I think that’s what's helping boost adoption, uh, in the ecosystem. So, having ETFs is actually a really strong addition for Bitcoin because it opens up access to the retail investor that maybe wouldn’t do it on-chain directly.

Ashley Mastronardi: And speaking of Genius and Clarity, how has that changed the game for Bitcoin?

Sean Bill: Well, you know, Genius Act is, you know, was a huge leap forward. So, you know, the new, the new administration really has embraced digital assets, and I think wants to regain leadership, uh, in the digital asset space. Under the prior administration, we saw a lot of companies leave the U.S. and, and go offshore for, in pursuit of regulatory clarity. Uh, so now I think, you know, hence also the name of the Clarity Act coming up here, right? I mean, you know, it was clear that the reason companies were leaving the U.S. and we were losing out on this, you know, growth sector was that there wasn’t clarity and now, uh, uh, you have the Genius Act, which has provided a stable framework for stablecoins, and you have the Clarity Act, which will give us a lot more, uh, visibility around the market structure and how to use Bitcoin in the markets.

Ashley Mastronardi: All right, and in our last 30 seconds, what will growth look like for your treasury in 2026?

Sean Bill: Well, we, we hope to get public in April. Uh, which, we will be, you know, going public in April. And we think that, uh, you know, we actually feel pretty confident that we’re near a bottom right now in the Bitcoin market. Uh, we expect that 60,100 will likely hold. Uh, and that, you know, we will then begin kind of the next leg up in Bitcoin, which, you know, these are four-year cycles. Really no surprises here. October 6 was matched up almost perfectly with the four-year cycle top. And, you know, seasonally, uh, we should be bottoming in early April.

Ashley Mastronardi: All right. Thank you, Sean Bill, co-founder and CIO of the Bitcoin Standard Treasury Company, for joining us on NYSE Live.

Sean Bill: Thank you for having me, Ashley.

Additional Information and Where to Find It

As previously disclosed, in October 2025 BSTR Holdings, Inc. (“Pubco”) and BSTR Newco, LLC (“Newco”) confidentially submitted a draft registration statement on Form S-4 with the Securities and Exchange Commission (the “SEC”) and intend to publicly file a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPO and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination (the “Business Combination”), pursuant to the Business Combination Agreement, dated July 16, 2025, among Pubco, CEPO, Newco and the other parties named therein (the “Business Combination Agreement”), the concurrent private placement of Pubco’s 1.00% convertible senior secured notes (the “Convertible Notes” and such private placement, together with the options to investors to purchase additional Convertible Notes and the option to purchase Pubco’s 7.00% perpetual convertible preferred stock (the “Preferred Stock”), collectively, the “Convertible Notes Private Placement,”), the concurrent private placement of the Preferred Stock (the “Preferred Stock Private Placement”), the concurrent private placement of class A common membership interests of Newco (the “Newco Class A Interests” and such private placement, the “Newco Private Placement”), the private placement of CEPO’s Class A ordinary shares (the “CEPO Class A Ordinary Shares” and such private placement, the “CEPO Equity PIPE” and, together with the Convertible Notes Private Placement, the Preferred Stock Private Placement and the Newco Private Placement, the “Private Placement Investments”) and other transactions contemplated by the Business Combination (together with the Business Combination and the Private Placement Investments, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPO as of a record date to be established for voting on the Business Combination and other matters as will be described in the Proxy Statement/Prospectus. CEPO and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPO AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPO’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPO, NEWCO, PUBCO AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPO, Pubco and Newco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners I, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to BSTR Holdings, Inc., via email at bstr@blockstreamcapitalpartners.com, respectively. In addition, further information relating to BSTR Holdings, Inc. and BSTR Newco, LLC will be made available on BSTR’s website at www.bstr.com.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED PROPOSED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Convertible Notes and shares of Preferred Stock to be issued by Pubco, the CEPO Class A Ordinary Shares to be issued by CEPO and the Newco Class A Interests to be issued by Newco, in each case, pursuant to the Private Placement Investments, as well as the non-voting units of Newco to be issued in exchange for the Newco Class A Interests at the closing of the Business Combination, pursuant to the Business Combination Agreement, have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPO, Pubco, Newco and their respective directors and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies from CEPO’s shareholders in connection with the Business Combination. A list of the names of such directors and executive officers, and information regarding their interests in the Business Combination and their ownership of CEPO’s securities are, or will be, contained in CEPO’s filings with the SEC, including CEPO’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of CEPO’s shareholders in connection with the Proposed Transactions, including the names and interests of Newco and Pubco’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by CEPO, Pubco and Newco with the SEC. Investors and security holders may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

The information contained in this communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPO, Pubco or Newco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the parties and the Proposed Transactions, including, expectations, hopes, beliefs, intentions, plans, prospects, financial results, strategies and other statements relating to CEPO, Pubco, Newco and the Proposed Transactions and statements regarding the anticipated benefits, timing and occurrence of the completion of the Proposed Transactions, the assets held by Pubco and Newco, Pubco’s listing on an applicable stock exchange, Pubco’s planned business strategy including Pubco’s ability to offer public-market investors a differentiated, capital-efficient way to gain exposure to Bitcoin, accumulate Bitcoin and compound Bitcoin per share over time and produce and provide Bitcoin-related services, Pubco’s yield strategies, alpha strategies and capital markets strategy, Pubco’s balance sheet, mergers and acquisitions, Pubco’s ability to access the Bitcoin community, Pubco’s ability to generate profits, Pubco’s dynamic operating model, Pubco’s multi-manager approach and ability to engage third-party investment managers, Pubco’s ability to become one of the largest public Bitcoin treasury companies, Pubco’s performance and market position, Pubco’s ability to unite Bitcoin and traditional finance, Pubco’s position in the Bitcoin ecosystem, any projected outcomes or expectations of crypto treasury strategies or businesses, Pubco’s plans and use of proceeds, objectives of management for future operations of Pubco, Pubco’s management and leadership after the completion of the Business Combination, the upside potential and opportunity for investors relating to participation in the Private Placement Investments or any future securities resulting from any Proposed Transactions, plans and expectations for Bitcoin adoption, value creation, investor benefits and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position, future financial condition and performance and expected financial impacts of the Proposed Transactions, any expected benefits, future scaling and efficiency upgrades associated with Bitcoin and any expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect”, “anticipate,” “estimate,” “intend,” “strategy,” “future,” ‘opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” ‘will continue”. “will likely result, and similar expressions.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPO’s securities; the risk that the Business Combination may not be completed by CEPO’s business combination deadline; the failure by the parties to the Business Combination to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPO’s shareholders, or any of the Private Placement Investments; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPO’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the CEPO Class A Ordinary Shares or the Class A ordinary shares of Pubco (the “Pubco Class A Stock”); the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities any stock exchange on which Pubco Class A Stock will be listed after closing of the Business Combination; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of Bitcoin; the risk that Pubco’s stock price will be highly correlated to the price of Bitcoin and the price of Bitcoin may decrease at any time after the closing of the Proposed Transactions; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding Bitcoin; risks relating to the treatment of crypto assets for U.S. and foreign tax purposes; risks that after consummation of the Business Combination, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan, including Bitcoin-related advisory services and other Bitcoin-related services, due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco Class A Stock will be listed or by the SEC, which may impact the ability to list Pubco Class A Stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against CEPO, Pubco, Newco or others following announcement of the Business Combination; and those risk factors discussed in documents of CEPO, Pubco or Newco filed, or to be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPO dated as of January 6, 2025 and filed by CEPO with the SEC on January 7, 2025, CEPO’s Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q on file, and to be filed, with the SEC and the Proxy Statement/Prospectus that will be filed by Pubco and Newco, and other documents filed by CEPO, Pubco and Newco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that none of CEPO, Pubco and Newco presently know or that none of CEPO, Pubco and Newco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPO, Pubco and Newco assume any obligation or intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPO, Pubco and Newco give any assurance that any of CEPO, Pubco or Newco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPO, Pubco, Newco or any other person that the events or circumstances described in such statement are material.

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